JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

January 8, 2007

VIA: EDGAR

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:     Jake's Trucking International, Inc.
          Amendment No 4 to Registration Statement on Form SB-2
          Filed October 19, 2006
          File No. 333-135483

We resubmit our amended SB-2 on EDGAR.  Please note we have made an application for quotation, through a market maker to file the 15c-211 with the NASD.

Prospectus Cover Page.

1.       The Company cannot restrict the separation of the warrants from the common stock.  Although sold as a "Unit", the shares and the warrants were issued separately and so detached on issuance.  The warrants remain restricted from transfer in accordance with their terms, as previously noted.  Upon exercise of the warrants and the issuance of the shares underlying the warrants, such shares are freely transferable by the holder (subject to compliance with all applicable securities laws).

2.       We have updated our financials with our audit as required by Item 310(g) of Regulation S-B.

Exhibit 23.1

3.       Our auditors have corrected their consent letter to remove “A development stage company”.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641    Fax: 604-585-8839